

PCCW Limited
電訊盈科有限公司
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)



SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

MANDATORY UNCONDITIONAL CASH OFFER
by
CITIGROUP GLOBAL MARKETS ASIA LIMITED
for and on behalf of
PCCW MOBILE HOLDING NO. 2 LIMITED
a wholly-owned subsidiary of PCCW LIMITED
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF
SUNDAY COMMUNICATIONS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
PCCW MOBILE HOLDING NO. 2 LIMITED)
AND TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF
SUNDAY COMMUNICATIONS LIMITED

CLOSING OF THE OFFER

The Offer made for and on behalf of the Offeror by Citigroup Global Markets Asia Limited will close at 4:00 p.m. on Friday, 9th September, 2005.

As at 4:00 p.m. on 26th August, 2005 the Offeror owned in aggregate 2,339,151,472 Shares, representing approximately 78.23% of the issued share capital of SUNDAY. In addition, all Outstanding Share Options to subscribe Shares in SUNDAY have either been cancelled or have lapsed.

Reference is made to the joint announcements of PCCW and SUNDAY dated 22nd June, 2005, 7th July, 2005 and 29th July, 2005, and the composite offer document dated 8th July, 2005 ("**Composite Offer Document**"). Unless otherwise defined herein, capitalized terms and expressions shall have the same meanings as used in the Composite Offer Document.

INTRODUCTION

On 22nd June, 2005, the Offeror announced the Offer, following the acquisition of 1,790,134,000 Shares representing approximately 59.87% of the total issued share capital of SUNDAY.

On 29th July, 2005, the Offeror announced that the Offer had been extended and would remain open for acceptance until further notice.

CLOSING OF THE OFFER

The Offer will close at 4:00 p.m. on Friday, 9th September, 2005.

On 22nd June, 2005, being the date of the announcement of the Offer by the Offeror, the Offeror and parties presumed under the Takeovers Code to be acting in concert with the Offeror, owned 1,815,115,000 Shares, representing approximately 60.71% of the issued share capital of SUNDAY.

As at 4:00 p.m. on 26th August, 2005, the Offeror has received valid acceptances of the Offer in respect of 549,017,472 Shares, including 24,981,000 Shares owned by parties presumed under the Takeovers Code to be acting in concert with the Offeror, representing approximately 18.36% of the issued share capital of SUNDAY. In addition, all Outstanding Share Options to subscribe Shares in SUNDAY have either been cancelled or have lapsed.

As a result, as at 4.00 p.m. on 26th August, 2005, the Offeror owned in aggregate 2,339,151,472 Shares, representing approximately 78.23% of the issued share capital of SUNDAY.

PUBLIC FLOAT

As the Offeror has acquired approximately 78.23% of the issued share capital of SUNDAY, Shares held by the public represent less than 25% of the issued share capital of SUNDAY. The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following close of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient numbers of Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares. In this connection, it should be noted that upon the close of the Offer, there may be insufficient public float for the Shares and therefore trading in the Shares may be suspended until a sufficient level of public float is attained.

<table>
<tr><td>By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary</td><td>By Order of the Board
SUNDAY Communications Limited
Raymond Wai Man Mak
Company Secretary</td></tr>
</table>

Hong Kong, 26th August, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-Executive Director:
Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than relating to SUNDAY and/or its subsidiaries) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than relating to SUNDAY and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to PCCW and/or the Offeror the omission of which would make any statements in this announcement (other than relating to SUNDAY and/or its subsidiaries) misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than relating to PCCW and/or the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than relating to PCCW and/or the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than relating to PCCW and/or the Offeror) the omission of which would make any statements in this announcement (other than relating to PCCW and/or the Offeror) misleading.